Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES UPDATES ON CURRENT CASH FLOW STATUS
-RiT expects relief by the beginning of April 2016

Tel Aviv, Israel – March 14, 2016 – RiT Technologies (NASDAQ: RITT), a leading provider of Converged Infrastructure Management Solutions, announced today a warning of its current negative cash flow status. This follows the previous press release dated February 11, 2016, in which the Company announced collection problems from its distributor in Russia and CIS due to the financial situation in that region.

Given the situation, the Company initiated a plan that includes:

•	Major expenses reduction, including layoffs of employees as part of our recovery plan.

•	Increased collection efforts of the overdue debts. Such efforts did not result in satisfactory outcome yet but we anticipate a collection progress to start recovering the debts by end of March 2016.

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The company also requested an additional loan amount of $3 million under the terms of the Loan Agreement between RiT and STINS COMAN (its controlling shareholder), dated June 11, 2009 (as amended). Such request was not fulfilled yet however the company expects to receive the aforesaid loan amount by the beginning of April 2016 (based on STINS COMAN notification).

"We are facing substantial financial difficulties currently. However, we expect receiving funds from STINS COMAN and RiT CIS by the beginning of April 2016 thereby relieving our difficulties and enabling us to succeed in our anticipated recovery plan. In parallel we keep looking for financing in few possible models and we continue our collection efforts and the reduction of our expenses" commented Mr. Yossi Ben Harosh, President and CEO of RiT Technologies Ltd.

“We are committed to support RiT recovery plan and we trust the Company to get back to normal operations ASAP. We appreciate the support we get from our strategic vendors” commented Mr. Sergey Anisimov, Chairman of the Board of RiT Technologies Ltd.

About RiT Technologies
RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solution includes IIM - Intelligent Infrastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss the expectation to receive funds from STINS COMAN and RiT CIS by the beginning of April 2016 and/or our anticipated recovery plan, we are using forward-looking statements. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:
Yossi Ben Harosh, President and CEO
yossibh@rittech.com
www.rittech.com